Iggyshouse.com, Inc.
3433 Broadway St.  NE Suite 501
Minneapolis, MN 5541
May 12, 2011
VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Iggyshouse.com, Inc..
Request for Withdrawal of Registration Statement on Form 10-12G
Filed March 17, 2011 (and as amended on Form 10-12G/A, filed on April 26, 2011)
File No. 000-54304

Dear Ladies and Gentlemen:

Iggyshouse.com, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-54304) (the “Form 10”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2011 under the Securities Exchange Act of 1934, as such Form 10 was amended by the filing of a Form 10-12G/A on April 26, 2011, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 10 because there remains outstanding SEC comments which cannot be cleared prior to the automatic 60-day effective date of the Form 10. After the withdrawal of the Form 10, we expect to file a new Registration Statement on Form 10 and address the outstanding SEC comments.

If you have any questions regarding this request for withdrawal, please contact Edward Wicker of at (612) 767-3985.

Thank you for your attention.

Very truly yours,

Iggyshouse.com, Inc.

By: /s/ Edward Wicker
Name: Edward Wicker
Title: CEO